Exhibit 99.1

July 18, 2016

Press release

Turquoise Hill announces revised second quarter 2016 production

VANCOUVER, CANADA – Turquoise Hill Resources today announced a revised second quarter 2016 production for Oyu Tolgoi, which includes updated copper, gold and silver average mill head grades for Q2’16 and the first half of 2016. The updated data does not impact production or sales of metals in concentrates for Q2’16 or the first half of 2016.

Jeff Tygesen, Turquoise Hill Chief Executive Officer, said, “Oyu Tolgoi’s second quarter production was as planned reflecting reduced mining in Phase 2 of the open pit, which included higher grades of both copper and gold. In the second half of 2016, lower gold production is expected as mining occurs in areas with reduced grades. The concentrator continues to perform well with throughput exceeding nameplate capacity.”

In Q2’16, concentrator throughput was broadly consistent with Q1’16; resulting in average throughput of approximately 105,000 tonnes per day for the quarter. Copper production in Q2’16 declined 10.3% over Q1’16 reflecting lower grades from reduced mining in Phase 2 and lower recovery from Phase 6 ore. As expected, gold production in Q2’16 declined approximately 52% over Q1’16 due to lower grades from reduced mining in Phase 2. Concentrate sold in Q2’16 increased 6.7% over Q1’16.

The Company continues to expect Oyu Tolgoi to produce 175,000 to 195,000 tonnes of copper in concentrates and 255,000 to 285,000 ounces of gold in concentrates for 2016.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	2Q 2016	1H 2015	1H 2016	Full Year 2015
Open pit material mined (‘000 tonnes)	21,999	22,094	23,969	23,708	22,867	22,716	44,093	45,582	91,771
Ore treated (‘000 tonnes)	7,512	9,025	8,632	9,369	9,662	9,525	16,536	19,187	34,537
Average mill head grades:
Copper (%)	0.52	0.69	0.75	0.69	0.70	0.64	0.61	0.67	0.67
Gold (g/t)	0.48	1.09	0.56	0.92	0.63	0.33	0.82	0.48	0.78
Silver (g/t)	1.16	1.46	1.90	1.67	1.92	1.92	1.33	1.92	1.56
Concentrates produced (‘000 tonnes)	130.9	215.5	210.3	231.8	229.5	207.1	346.4	436.6	788.5
Average concentrate grade (% Cu)	25.7	25.6	26.6	24.7	25.1	24.9	25.7	25.0	25.6
Production of metals in concentrates:
Copper (‘000 tonnes)	33.6	55.3	56.0	57.3	57.6	51.7	88.9	109.2	202.2
Gold (‘000 ounces)	86	238	123	207	144	70	324	213	653
Silver (‘000 ounces)	184	297	388	355	395	391	481	786	1,223
Concentrate sold (‘000 tonnes)	167.7	189.8	226.0	236.2	213.1	227.4	357.5	440.5	819.8
Sales of metals in concentrates:
Copper (‘000 tonnes)	42.1	46.3	58.2	54.7	51.2	54.4	88.4	105.7	201.3
Gold (‘000 ounces)	200	177	200	160	175	95	377	270	737
Silver (‘000 ounces)	219	245	334	360	305	395	464	700	1,158
Metal recovery (%)
Copper	86.8	88.6	86.4	88.4	85.6	83.3	87.9	84.5	87.6
Gold	71.6	75.6	76.4	74.2	72.2	69.3	74.6	71.2	74.4
Silver	65.4	70.6	73.0	70.8	66.4	65.9	68.5	66.2	69.9

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contact

Investors and Media

Tony Shaffer

Office: +1 604 648 3934

Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurances that such statements or information will prove accurate. Such statements and information contained herein represent the Company’s best judgment as of the date hereof based on information currently available. The Company does not assume any obligation to update any forward-looking statements or information or to conform these forward-looking statements or information to actual results, except as required by law.

Important factors that could cause actual results to differ from these forward-looking statements and information are included in the “Risk Factors” section of the Annual Information Form dated as of March 15, 2016 in respect of the year ended December 31, 2015.

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